Mail Stop 3561

March 12, 2007

Via U.S. Mail

Douglas De Luca
Chief Executive Officer
Pro Elite Inc.
12100 Wilshire Boulevard, suite 800
Los Angeles, California 90025

Re: Pro Elite Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed February 20, 2007
File No. 333-139982

Dear Mr. De Luca,

We have reviewed your responses to the comments in our letter dated February 2, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

General

1. We note your response to our prior comment four. Please update your net loss for the most recent audited and interim period and provide the amount of your working capital and the amount of your accumulated deficit as of the most recent date as practicable.

Summary Financial Data, page 5

2. Please provide the date of the financial data.

Plan of Operation, page 19

3. We note your response to our prior comment eight. We reissue the comment, in part. The disclosure should be revised to include more details on the activities to be conducted in the next 12 months. See Item 303(a) of Regulation S-B. Provide a timetable, in weeks or months if practicable, for commencing and accomplishing each principal activity and explain how each principal activity will be achieved. Discuss the estimated cost of each activity and the anticipated source(s) of funding.

Specifically, we bring your attention to the four agendas you listed on page 21 and the four Showtime Events and the two to four Pay-Per-View events contemplated in your agreement with Showtime.

Executive Compensation, page 27

4. Please revise this section to include a table for outstanding equity awards as required by Item 402 (d) of Regulation S-B.

5. We note the disclosure on page 27 indicating that a warrant for 250,000 shares exercisable at $2 per share was issued to Gary Shaw in December 2006. We also note the disclosure on page 28 that Mr. Hanson's employment agreement dated December 12, 2006 provides for the issuance of 400,000 options to purchase the Company's common stock with vesting over four years. We also note from the disclosure on page 28 that Mr. Perdew's employment agreement provides for the issuance of 1,700,000 options with 340,000 of the options vesting on January 8, 2007 and 1,360,000 vesting in monthly installments over the term of the agreement. In this regard, please revise the notes to the company's financial statements to disclose the terms of the warrants and options to be granted to the company's officers. As part of your revised disclosure, please indicate the values assigned to the option and warrant grants and the period over which the related expense will be recognized in the company's financial statements.

Certain Relationships and Related Transactions, page 31

6. We reissue our prior comment 21. Please revise this section to fully discuss the information required by Item 404 of Regulation S-B. Specifically, you should give the name of the person, the relationship to the issuer, nature of the person's interest in the transaction, and the amount of such interest.

7. We note that a part of the ProElite.com website is dedicated to MMA. Please advise whether MMA Live Entertainment Inc. and/or its affiliates are affiliated with MMA Live, Inc. (now Elite XC Live). If so, please provide disclosure required by Item 404 of Regulation S-B.

Selling Shareholders, page 33

8. Please supplementally confirm Florian Homm's proportionate pecuniary interest in Absolute Return Europe Fund, Absolute East West Fund, and Absolute Activist Value Fund does not exceed 5% of the shares outstanding.

9. We note your response to our prior comment 25. We reissue the comment, in part. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer.

Consolidated Financial Statements

Note 2. Advance to Lifelogger LLC, page F-9

10. We note from the disclosure in Notes 2 and 11 that the company has issued 4,000,000 shares valued at $3.7 million for certain tangible and intellectual property assets of Lifelogger LLC, an entity that is 55% owned by a shareholder of the company. We further note from the disclosure on page 30 in the table reflecting the beneficial ownership of the company that Santa Monica Capital Partners II, LLC owns 31.6% of the company's common shares as of February 15, 2007 and owns 55% of Lifelogger LLC based on footnote (6) to the table. As the intellectual property acquired from Lifelogger LLC in the transaction disclosed in your financial statements appears to have uncertain value, and was acquired from an entity controlled by one of the company's principal shareholders, it appears that the property acquired in this transaction should be valued at the transferors historical cost basis in the property rather than at the fair value of the 4,000,000 shares issued. Refer to the guidance outlined in SAB Topic 5:G.

Other

11. As acknowledged in your response to our prior comment number 36, please update your financial statements pursuant to Item 310(g) of Regulation S-B prior to requesting acceleration. Please note that we will delay further review of your Form SB-2 registration statement until updated financial statements are provided.

Part II
Recent Sales of Unregistered Securities, page II2

12. We note your response to our prior comment 37. We reissue the comment, in part. You state in the correspondence that no stock payment has been issued to MMA Entertainment. However, the agreement filed as Exhibit 10.15, which became effective December 1, 2006, states that within 30 days of the agreement, you will issue to MMA Entertainment certain amount of shares. Please disclose all information required by Item 701 of Regulation S-B regarding this transaction.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or Max Webb at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: David Ficksman, Esq.
       Fax: (310)201-4746